UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 2, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

TIM CONFIRMED FOR THE 15TH CONSECUTIVE YEAR IN THE ISE PORTFOLIO

TIM S.A. ("Company") (B3: TIMS3; NYSE: TIMB) announces its maintenance in the select group of companies that comprise the Corporate Sustainability Index - ISE of B3, for the fifteenth consecutive year. TIM is the company in the telecommunications sector which remains longer in the ISE portfolio.

ISE evaluation process considers numerous topics, ranging from indicators such as energy consumption and diversity of the workforce to economic-financial, governance and transparency aspects. TIM stood out in its commitment to promote diversity and inclusion, innovation and technology, engagement with stakeholders, leadership engagement with sustainability and ethics, and fighting corruption.

The participation in the portfolio highlights TIM shares among the investment options in a scenario where more and more investors are aligned with ESG practices and looking for companies with this commitment.

The new portfolio, in force from January 2023, consists of 70 companies from 37 economic sectors, totaling R$ 2 trillion in market value, which represents around 54% of the total value of companies listed on the B3.

Rio de Janeiro, January 2nd, 2023.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 2, 2023	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer